EXHIBIT 21.1

SUBSIDIARY LISTING

Following the spin-off, the companies listed below will be the primary subsidiaries of Symmetry Surgical Inc. The financial data for these subsidiaries comprised the Symmetry Surgical Inc.’s consolidated financial statements.

Name of Company	Organized Under Laws of
Domestic:
Olsen Medical, LLC	Delaware
Symmetry Surgical International Inc.	Delaware
Specialty Surgical Instrumentation, Inc. (d/b/a Symmetry Surgical Inc.)	Tennessee
S.S.I.I. LP, LLC	Delaware
Symmetry Surgical IP, LLC	Delaware
Symmetry Medical SSI Real Estate, LLC	Tennessee

International:
Symmetry Medical Germany, GmbH	Germany
Symmetry Surgical Netherlands, CV	Netherlands
Symmetry Surgical Netherlands, BV	Netherlands
Symmetry Surgical France SAS	France
Symmetry Surgical Switzerland GmbH	Switzerland